EXHIBIT 99.3

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009

The following Management’s Discussion and Analysis (MD&A) provides a review of the financial condition and results of operations of Consolidated Mercantile Incorporated (“the Company”) for the nine months ended September 30, 2009.  This MD&A should be read in conjunction with the Company’s September 30, 2009 unaudited interim consolidated financial statements included elsewhere herein.

In this document and in the Company’s unaudited interim consolidated financial statements, unless otherwise noted, all financial data is prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). All amounts, unless specifically identified as otherwise, both in the unaudited interim consolidated financial statements and this MD&A, are expressed in Canadian dollars.

Management’s Discussion and Analysis contains forward-looking statements, including statements concerning possible or assumed future results of operations of the Company.  Forward-looking statements typically involve words or phrases such as “believes”, “expects”, “anticipates”, “intends”, “foresees”, “estimates” or similar expressions.  Forward-looking statements involve risks, uncertainties and assumptions, as described from time to time in the Company’s reports and filed with the United States Securities and Exchange Commission and securities commissions in Canada, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. In addition, the Company expressly disclaims any obligation to publicly update or alter its previously issued forward-looking statements.

THE COMPANY

The business objective of the Company is to create and maximize shareholder value through internal growth of investments and acquisitions of companies having synergistic product lines and technologies, management strength and a presence in markets with the potential for sales of complementary products.  The Company’s strategy is to assist operating units in taking advantage of their strengths by investment in and by the provision of management and merchant banking services, with the objective of creating added value to the Company and its shareholders.

During 2007, Management of the Company spent considerable time and effort in assisting Polyair Inter Pack Inc. (“Polyair”) and Distinctive Designs Furniture Inc. (“Distinctive”), the Company’s previously owned investment interests, in restructuring their operations and enhancing their ability to be more competitive in their respective industries. These efforts provided the Company with the opportunity to maximize shareholder value, culminating in the December 2007 sale of both units.  Since the time of sale of both Polyair and Distinctive, the Company with its strengthened financial and management resources has sought out new long-term strategic acquisitions. While the Company’s Management have analyzed a number of potential acquisition targets, to-date none have been consummated. The Company’s Management continue to seek out target acquisitions that they believe will offer future growth and added value to the Company and its shareholders.  As part of this process, the Company’s Board of Directors have after review, decided that an amalgamation with Genterra Inc. (“Genterra”), a company whose shares are traded on the TSX Venture Exchange, will be in the best interests of the Company as it amongst other things, will enable the Company’s shareholders to be part of a larger corporation with larger more varied assets, including Genterra’s substantial income producing real estate portfolio, a larger equity and income base, greater opportunities and reduced operating costs, all of which should assist in facilitating the financing of future growth and expansion. The Company’s Board believe that with the amalgamation, the amalgamated company’s strengthened balance sheet will allow it to analyze larger potential investments, to capitalize on favorable market conditions, and to amongst other things, consider expanding its real estate income producing portfolio. The transaction is subject to the approval of shareholders of both companies and the approval of the regulatory authorities.  In the interim period, the Company has invested a portion of its working capital in a combination of relatively short-term income producing assets.

RESULTS OF OPERATIONS

The following table sets forth items derived from the unaudited interim consolidated statements of operations for each of the eight most recently completed quarters:

(In thousands of dollars, except per share amounts)

	2009			2008				2007
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter

Revenue	$142	$168	$121	$(491)	$(307)	$180	$(66)	$135

Earnings (loss) from continuing operations	(19)	(249)	(29)	338	(68)	(40)	117	4,313

Earnings (loss) from discontinued operations	-	42	-	-	-	-	-	(402)

Net earnings (loss)	(19)	(207)	(29)	338	(68)	(40)	117	3,911
Earnings (loss) per share from continuing operations
Basic and diluted	$(0.00)	$(0.05)	$(0.01)	$0.07	$(0.01)	$(0.01)	$0.02	$0.85
Earnings (loss) per share from discontinued operations
Basic and diluted	$0.00	$0.01	$0.00	$0.00	$0.00	$0.00	$0.00	$(0.08)
Earnings (loss) per share
Basic and diluted	$(0.00)	$(0.04)	$(0.01)	$0.07	$(0.01)	$(0.01)	$0.02	$0.77

General

The following table sets forth items derived from the unaudited interim consolidated statements of operations for the three and nine-month periods ended September 30, 2009 and 2008:

(In thousands of dollars)	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
Investment revenue (loss)	$142	$(307)	$431	$(193)
Expenses	(161)	266	(722)	228
Earnings on equity items	2	-	3	3
Earnings (loss) before income taxes	(17)	(41)	(288)	38
Income taxes	(2)	(27)	(9)	(29)
Earnings (loss) from continuing operations	(19)	(68)	(297)	9
Deferred gain recognized on sale of former consolidated subsidiary	-	-	42	-
Net earnings (loss)	$(19)	$(68)	$(255)	$9

Review of Third Quarter and Nine-Month Period Results ended September 30, 2009 and 2008

Revenue.  Revenue for the three months ended September 30, 2009 was $141,708 compared to a loss of $306,534 for the comparable 2008 period. Revenue for the three months ended September 30, 2009 includes interest income on cash and cash equivalents of $23,814 and share of income from investments in Limited Partnerships of $117,894.  Revenue for 2008 includes interest income on cash and cash equivalents of $88,235 and share of loss from investments in Limited Partnerships of $394,787. Revenue for the nine months ended September 30, 2009 increased to $431,261 compared to a loss of $192,532 for the comparable 2008 period. Revenue for the nine months ended September 30, 2009 includes interest income on cash and cash equivalents of $87,214 and share of income from investments in Limited Partnerships of $344,047. Revenue for the nine months ended September 30, 2008 includes interest income on cash and cash equivalents of $271,731 and share of loss from investments in Limited Partnerships of $464,263. The decrease in interest income in 2009 is due to the substantial decrease in interest rates following the current economic conditions and the resulting tightening in the credit markets. Investment income increased in 2009 due to the improved results achieved from the Company’s Limited Partnership investments during the period.

Administrative and General Expenses.   Administrative and general expenses for the three months ended September 30, 2009 and 2008 were $141,221 and $114,314 respectively. Administrative and general expenses for the nine months ended September 30, 2009 and 2008 were $663,706 and $410,614 respectively. Administrative and general expenses normally include fees for management and administrative services, legal and audit fees, and public company shareholder costs.  The expenses for the nine month period ended September 30, 2009 include a provision for non-deductible interest expenses of approximately $250,000 which may arise from the potential reassessment of prior year taxes.

Gain (loss) on Foreign Exchange.  Loss on foreign exchange for the three months ended September 30, 2009 was $777 compared to a gain on foreign exchange of $380,707 for the comparable 2008 period.  Loss on foreign exchange for the nine months ended September 30, 2009 was $1,766 compared to gain on foreign exchange of $638,680 for the comparable 2008 period.  During the period under review the Company held minimal funds denominated in United States dollars.  The gain for the 2008 period resulted from the effect of the strengthening of the United States Dollar on the Company’s U.S. dollar holdings on hand at that time.

Other Expenses. Effective December 28, 2007, the Company sold all of its investment interest in Distinctive to Distinctive’s other major shareholder.  The proceeds from the sale of the shares was satisfied by a promissory note issued by the purchaser.  The note which is non-interest bearing has been discounted and is repayable in ten equal consecutive annual instalments of $100,000, with the first instalment due on January 15, 2009.  The first instalment was received in April 2009.  This note is only due and payable in any given year if Distinctive continues its business.  Over the past number of years Distinctive incurred substantial operating losses. Distinctive continues to be impacted by a difficult retail environment as a result of competitive market conditions and the poor global economy and accordingly, management of the Company believes a reserve is appropriate. As a result, the Company has reserved $57,000 against the accretion interest on this discounted note for the nine months ended September 30, 2009.

Equity Items.  Equity earnings of significantly influenced company was $2,027 for the third quarter of 2009 as compared to equity loss of $428 for the comparable 2008 period.  Equity earnings for the nine months ended September 30, 2009 were $3,199 compared to equity earnings of $2,436 for the comparable 2008 period.

Income Tax Provision. The effective tax rate for the three months ended September 30, 2009 and 2008 was (8.7%) and (67.1%) respectively. The effective tax rate for the nine months ended September 30, 2009 and 2008 was (3.2%) and 75.9% respectively.  The difference between the Company’s statutory tax rate and its effective tax rate is primarily attributable to the permanent differences associated with non-deductible items, the tax treatment of capital gain transactions and the valuation allowance provided against certain future tax benefits.

Discontinued Operations. During the period under review the Company recognized a deferred gain of $42,050 from the 2007 sale of its investment interest in Distinctive.

Net Earnings (Loss).  Net loss for the third quarter of 2009 and 2008 were $18,763 and $67,811 respectively. Net loss for the nine months ended September 30, 2009 was $255,181 compared to net earnings of $9,131 in the comparable 2008 period. Net loss for the nine months ended September 30, 2009 was impacted by the provision for interest on a potential reassessment of prior year taxes.  Net earnings for the nine months ended September 30, 2008 were impacted by the poor performance of the equity markets and  the foreign exchange gain resulting from the strengthening of the United States Dollar during the period.

Inflation. Inflation has not had a material impact on the results of the Company’s operations in its last quarter and is not anticipated to materially impact on the Company’s operations during its current fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s principal sources of liquidity are cash on hand, short-term investments and cash flow from operations.

The Company's working capital amounted to $16.0 million at September 30, 2009 compared to $16.3 million at December 31, 2008. The ratio of current assets to current liabilities was 12.2:1 at September 30, 2009 and 17.9:1 at December 31, 2008.

During the nine months ended September 30, 2009 the Company’s cash position increased by approximately $422,000 to $14.6 million from $14.2 million at December 31, 2008.  The net increase was due to the following:

-	Operating Activities decreased cash by $237,940. This was a result of $336,757 in cash utilized for operations and $98,817 of cash generated from changes in non-cash components of work capital;

-	Investing Activities increased cash by $660,535 as a result of the decrease in the Company’s short-term investments of $560,600 and the collection of $99,935 from the note receivable.

The Company’s ongoing expected costs include administrative expenses, fees for management and administrative services provided to the Company, legal and audit fees and public company shareholder costs.  The Company expects to generate the revenue required in order to service these expenditures from interest and investment income.

RELATED PARTY TRANSACTIONS

The Company entered into transactions and had outstanding balances with companies related by common ownership and management.  These transactions are in the normal course of business and are summarized as follows:

The Company paid to Forum Financial Corporation (“Forum”) an agreed upon fee of $180,000 for administrative, management and consulting services rendered for the nine months ended September 30, 2009. These services include office, administrative and clerical services, including bookkeeping and accounting.  Forum also assists in the decision making process relating to the Company’s and its subsidiary’s various investment interests. Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, is an officer, director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum.

SHARE DATA

The following table sets forth the Outstanding Share Data for the Company as at November 13, 2009:

	Authorized	Issued

Preference Shares, issuable in series	Unlimited
Class A Preference shares $0.04 non-cumulative, non-voting, non-participating, $0.44 redeemable	Unlimited	315,544

Common Shares	Unlimited	5,076,407

RISKS AND UNCERTAINTIES

The Company is subject to a number of broad risks and uncertainties including general economic conditions.  In addition to these broad business risks, the Company has specific risks that it faces, the most significant of which are detailed below.

Credit Risk.  Cash and cash equivalents are maintained with several financial institutions.  Deposits held with banks may exceed the amount of insurance provided on such deposits.  Generally these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and therefore bear minimal credit risk.

Currency Risk.  Currency risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Company’s operating and financial results.  The Company currently holds minimal funds denominated in United States dollars.  The value of this currency fluctuates due to changes in the exchange rate, which is beyond the control of the Company.  In the event that the Canadian dollar was to appreciate in value against the United States dollar this would have a nominal negative financial impact on the Company and therefore the currency risk is minimal.

Interest Rate Risk.  Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market rates.  The Company has not used derivative financial instruments to alter the exposure to interest rate risk.

The primary objective of the Company’s investment activities is to preserve capital while at the same time maximizing the income received from investments without significantly increasing risk.  Some of the securities that the Company may invest in have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate.  For example, if the Company holds a security that was issued with a fixed interest rate at the then-prevailing interest rate and the prevailing interest rate later rises, the principal amount of the investment could decline.  The Company currently maintains an investment portfolio consisting of short-term deposits, Canadian treasury bills and equity investments.  Due to the relative short-term nature of these investments, the Company believes that it has no material exposure to interest rate risk arising from our investments.

Other Price Risk.  Other price risk is the risk that the market value or future cash flows of financial instruments will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk). The Company moderates this risk through a careful selection and diversification of securities and other financial instruments within the limits of the Company’s objectives and strategy.  Price fluctuations of the global equity markets could impact the performance of the Company’s short-term investments.

The risks and uncertainties discussed above highlight the more important factors that could significantly affect the Company’s operations and profitability.  They do not represent an exhaustive list of all potential issues that could affect the financial results of the Company.

OUTLOOK

With the divestiture of Polyair and Distinctive completed, the Company with its strengthened financial and management resources has sought out new long-term strategic acquisitions, targeting companies with synergistic product lines and technologies, management strength and a presence in markets with the potential for future growth with the objective of adding value to the Company and its shareholders. While the Company’s Management have analyzed a number of potential acquisition targets, to-date none have been consummated. The Company’s Management continue to seek out target acquisitions that they believe will offer future growth and added value to the Company and its shareholders.  As part of this process, the Company’s Board of Directors have after review, decided that an amalgamation with Genterra will be in the best interests of the Company as it amongst other things, will enable the Company’s shareholders to be part of a larger corporation with larger more varied assets, including Genterra’s substantial income producing real estate portfolio, a larger equity and income base, greater opportunities and reduced operating costs, all of which should assist in facilitating the financing of future growth and expansion. The Company’s Board believe that with the amalgamation, the amalgamated company’s strengthened balance sheet will allow it to analyze larger potential investments, to capitalize on favorable market conditions, and to amongst other things, consider expanding its real estate income producing portfolio. The transaction is subject to the approval of shareholders of both companies and the approval of the regulatory authorities.  In the interim period, the Company has invested a portion of its working capital in a combination of relatively short-term income producing assets.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s discussion and analysis of its results of operations and financial condition are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principles in Canada.  The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities.  Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances.
The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources.  Actual results, under conditions and circumstances different from those assumed, may differ from estimates.

The Company believes the following accounting policy is critical to its business operations and the understanding of results of operations:

Future Income Taxes – The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of the assets and liabilities.  Consistent with this policy the Company recognizes future tax assets net of a valuation allowance, taking into account whether it is more likely than not that the recognized future tax assets will be realized.  Changes in future profitability of the Company may impact the realization of these future tax assets.

ACCOUNTING STANDARDS IMPLEMENTED IN 2009

In February 2008, the CICA issued amendments to Handbook Section 1000, “Financial Statement Concepts” to clarify the criteria for recognition of an asset and the timing of expense recognition.  The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.
The Company applied the amendments to Handbook Section 1000 commencing January 1, 2009.  The implementation of the amendments to Handbook Section 1000 does not have any impact on the Company’s results of operations, financial position and disclosures as these amendments are clarifications on the application of Handbook Section 1000.

In February 2008, the CICA issued a new accounting standard, Handbook Section 3064, concerning goodwill and intangible assets. The new section replaces the existing guidance on goodwill and other intangible assets and research and development costs.  The new section provides additional guidance on measuring the cost of goodwill and intangible assets. The new standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The implementation of this new standard does not have any impact on the Company’s results of operations, financial position and disclosures.

The Emerging Issues Committee (“EIC”) issued a new abstract on January 20, 2009, concerning the measurement of financial assets and financial liabilities (“EIC-173 – Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”) (the “Abstract”).  The Abstract was issued to consider the diversity in practice as to whether an entity’s own credit risk and the credit risk of the counter-party are taken into account in determining the fair value of financial instruments.  The Committee reached a consensus that these risks should be taken into account in the measurement of financial assets and financial liabilities.  The Abstract is effective for all financial assets and financial liabilities measured at fair value in interim and annual financial statements issued for periods ending on or after the date of issuance of the Abstract with retrospective application without restatement of prior periods. The Company applied the new Abstract at the beginning of its current fiscal year.  The implementation does not have a significant impact on the Company’s results of operations, financial position and disclosures.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In January 2009, the CICA issued new accounting standards, Handbook Section 1582 “Business Combinations”, Handbook Section 1602 “Non-Controlling Interests”, and Handbook Section 1601 “Consolidated Financial Statements”, which are based on the International Accounting Standards Board’s (“IASB”) International Financial Reporting Standard 3, “Business Combinations”.  The new standards replace the existing guidance on business combinations and consolidated financial statements.  The objective of the new standards is to harmonize Canadian accounting for business combinations with the international and U.S. accounting standards.  The new standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. Assets and liabilities that arose from business combinations whose acquisition dates preceded the application of the new standards shall not be adjusted upon application of these new standards.  Section 1602 should be applied retrospectively except for certain items. The Company is currently assessing the impact these new standards may have on its results of operations, financial position and disclosures.

On April 29, 2009, the CICA amended Section 3855, “Financial Instruments – Recognition and Measurement”, adding/amending paragraphs regarding the application of effective interest method to previously impaired financial assets and embedded prepayment options.  The amendments are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 with early adoption permitted. These amendments are not expected to have a significant impact on the Company’s accounting for its financial instruments.

On August 20, 2009, the CICA issued various amendments to Section 3855. “Financial Instruments”, and Section 3025, “Impaired Loans”.  The amendments include changing the categories into which debt instruments are required and permitted to be classified and eliminating the distinction between debt securities and other debt instruments.  As a result, debt instruments not quoted in an active market may be classified as loans and receivables, and impairment will be assessed using the same model for impaired loans.  Loans and receivables that the company intend to sell immediately or in the near term must be classified as held-for-trading and loans and receivables for which the holder may not recover substantially all of its initial investment, other than because of credit deterioration, must be classified as available-for-sale.  The amendments also permit reclassifying assets from the held-for-trading and available-for-sale categories into the loans and receivables category under specified circumstances.  They also require reversing an impairment loss relating to an available-for-sale debt instrument when, in a subsequent period, the fair value of the instrument increases and the increase can be objectively related These amendments are not expected to have a significant impact on the Company’s accounting for its financial instruments.

In June 2009, the CICA amended Section 3862, “Financial Instruments – Disclosures”, to adopt the amendments recently issued by the IASB to International Financial Reporting Standard 7, “Financial Instruments” Disclosures” (“IFRS 7”).  These amendments are applicable to publicly accountable enterprises and those private enterprises, co-operative business enterprises, rate-regulated enterprises and not-for-profit organizations that choose to apply Section 3862.  The amendments were made to enhance disclosures about fair value measurements, including the relative reliability of the inputs used in those measurements, and about the liquidity risk of financial instruments.  The amendments are effective for annual financial statements for fiscal years ended after September 30, 2009, with early adoption permitted.  To provide relief for preparers, and consistent with IFRS 7, the CICA decided that an entity need not provide comparative information for the disclosures required by the amendments in the first year of application.  The Company will apply these amendments for its 2009 annual consolidated financial statements.  The impact of the amendments to the fair value measurement and liquidity risk disclosure requirements of the Company are not expected to be significant.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The Canadian Accounting Standards Board (“AcSB”) confirmed that the adoption of IFRS would be effective for the interim and annual periods beginning on or after January 1, 2011 for Canadian publicly accountable profit-oriented enterprises.  IFRS will replace Canada’s current GAAP for these enterprises.  Comparative IFRS information for the previous fiscal year will also have to be reported.  These new standards will be effective for the Company in its first fiscal quarter of 2011.

We are currently in the process of evaluating the potential impact of IFRS to our consolidated financial statements. This will be an ongoing process as new standards and recommendations are issued by the International Accounting Standards Board and the AcSB.  The Company continues its work on the planning and assessment stage of the changes to IFRS. This includes the impact IFRS will have on accounting policies, choices among policies permitted, internal control over financial reporting and disclosure and control procedures. Accounting staff members continue to attend various IFRS training courses as part of the ongoing process in becoming proficient in understanding the impact of the transition to IFRS.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Information Form, audited year-end financial results and unaudited quarterly financial results, can be accessed on SEDAR (www.sedar.com) in Canada and on EDGAR (www.sec.gov/edgar.shtml) in the United States.  For further information shareholders may also contact the Company by email at info@consolidatedmercantile.com

GENERAL

Except where otherwise indicated, information contained herein is given as of November 13, 2009.